CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
Q1 2006 PERFORMANCE
Singapore, April 28, 2006 - China Yuchai International Limited (CYI) today announced the performance for the quarter ended March 31, 2006 with net income of Rmb80.1 million (US$10.0 million) as compared to net income of Rmb173.6 million (US$21.0 million) for the same period in 2005.
Net sales of Rmb1,753.5 million (US$218.0 million) for the quarter ended March 31, 2006 represents a decrease of 0.4% compared to the same period last year of Rmb1,761.0 million (US$212.8 million). Total unit sales of 80,120 diesel engines for the quarter ended March 31, 2006 was however 13% higher than the same period last year of 70,933 diesel engines.
The overall gross margin of 20.9% for the quarter ended March 31, 2006 has declined by approximately 7.3 percentage points as compared to 28.2% gross margin for the first quarter of 2005. This decline was mainly due to the change in the product sales mix arising from increased sales of the lower margin 4-series light-duty and industrial engines and higher raw material costs.
For the quarter ended March 31, 2006, selling, general and administrative expenses increased by approximately 0.4%, due mainly to higher advertising and promotion expenses.
For the quarter ended March 31, 2006, trade account receivables has increased as a result of higher sales volume as compared to the quarter ended December 31, 2005 and normal seasonality factors. Cash balances have decreased and bank borrowings have increased for the quarter ended March 31, 2006 mainly due to higher working capital requirements in Yuchai and new investments made for strategic acquisitions in Thakral Corporation Ltd and LKN-Primefield Limited during the first quarter of 2006.
Basic and diluted net income per share for the quarter ended March 31, 2006 was Rmb2.15 (US$0.27) compared to a basic and diluted net income per share of Rmb4.91 (US$0.59) for the same period in 2005.
Mr Philip Ting, Director and CFO commented that “the increase in unit sales of diesel engines by approximately 13% as compared to the same period of last year was mainly due to the continued economic growth in China for the quarter ended March 31, 2006 which led to higher demand for trucks and buses in China. Yuchai continued to experience lower margins arising from product sales mix mainly due to more sales of the less expensive and smaller light-duty engines. This was attributed to the tightening of the credit supply within the banking sector in China as part of the Chinese government’s attempts

CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
to minimize overheating of the economy. The Chinese government has announced that economic growth accelerated to an estimated 10.2% in the first quarter 2006 arising from higher manufacturing investments and exports. Notwithstanding the increase in volume of units sold for the light-duty engines, Yuchai has also seen increasing levels of acceptance of the new super heavy-duty diesel engine — 6L/6M (previously called 6113) which achieved unit sales of 2,716 compared to 1,446 units for the same period in 2005 and the management believes that the future of this engine remains to be positive over the longer term arising from anticipated demand for bigger trucks and buses.”
General Information
Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai’s products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.
CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director
Mr Philip Ting, Director and CFO
Note 1: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0170 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2006 or at any other date.
Note 2: All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended March 31, 2006
(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter ended March 31,
	2005	2006	2006
	Rmb'000	Rmb'000	US'000
Revenues, net	1,760,957	1,753,483	217,997
Cost of goods sold	1,265,069	1,386,282	172,346

Gross profit	495,888	367,201	45,651

Research and development costs	36,988	32,771	4,074
Selling, general and administrative expenses	186,748	187,549	23,316

Operating income	272,152	146,881	18,261
Interest expense	9,862	22,280	2,770
Other income	(7,701)	(2,112)	(262)
Share of equity in losses of affiliates	—	120	15

Income before income taxes and minority interests	269,991	126,593	15,738

Income taxes	42,237	20,557	2,555

Income before minority interests	227,754	106,036	13,183

Minority interests in income of consolidated subsidiaries	54,109	25,945	3,226

Net income	173,645	80,091	9,957

Net earnings per common shares	Rmb	Rmb	US$
Basic and diluted	4.91	2.15	0.27

Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0436 = US$1.00, the average rate quoted by the People’s Bank of China at the close of business for the period from January 1, 2006 to March 31, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2006 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Unaudited Consolidated Balance Sheet Items
(Rmb and US$ amounts expressed in thousands)

	As of	As of
	December 31, 2005	March 31, 2006
	(Unaudited)	(Unaudited)
	Rmb'000	Rmb'000	US$'000
Cash Balances	736,230	474,283	59,160
Trade Accounts Receivable, Net	1,138,293	1,909,429	238,173
Inventories, Net	1,635,347	1,593,045	198,708
Investment in Affiliated Companies	188,663	220,653	27,523
Net Current Assets	867,621	30,577	3,814
Total Assets	6,482,089	7,753,367	967,116
Trade Accounts Payable	1,646,182	1,908,610	238,070
Short-Term and Long-Term Borrowings	962,835	1,900,588	237,070
Shareholders’ Equity and accumulated other comprehensive income	2,581,804	2,658,383	331,593
Note: The Company’s functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.0170 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2006 or at any other date.